Mail Stop 4561

March 16, 2007

Dominic P. Orr, Chief Executive Officer
Aruba Networks, Inc.
1322 Crossman Ave.
Sunnyvale, CA 94089

> **RE:** **Aruba Networks, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-139419**
> **Date Filed: March 7, 2007**

Dear Mr. Orr:

We have reviewed your amended filing and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 32

1. Revise your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated offering price and the options outstanding as of the most recent balance sheet date included in the registration statement in accordance with the Practice Aid's disclosure guidance in paragraph 180.

2. We note your revisions on page 35 which include the assumptions used to determine the common stock value per share for each of the valuation dates. Help us better understand the factors that support the increase in the fair value of your common stock (approximately 330%) from February 2006 ($2.10) to February 2007 ($9.00). In this regard, we note the changes in assumptions during this time period as noted in the table on page 35 do not appear to be significant in relation to the increase in fair value of your common stock during that time frame. For

each valuation, provide us a recap of the other assumptions used (i.e., cash flows, comparable companies and prior equity sales) in each approach (i.e., income, market comparable and prior sales). Also, tell us and disclose how each approach was weighted in your valuations. For instance, we note that the income and market comparable approaches were weighted equally, but it is not clear what those weightings were considering and whether there was also a third approach used in your analysis.

3. We also note in your response to comment 11 of our letter dated February 8, 2007 that the options granted in January and February 2007 had exercise prices of $5.74 and $7.21, respectively, which were equal to the fair value of your common stock on the date of grant. We further note that in your response to comment 15 of our letter dated January 11, 2007, you anticipated an offering price range of $8 - $10 per share based on communications with the underwriters on January 24, 2007. Tell us why you believe the fair values assessed during January and February 2007 are appropriate considering the estimated offering price range that was communicated during the same time such options were granted. Please reconcile the differences between the fair values as obtained by Duff and Phelps and the estimated offering price range as determined by the underwriters.

Note 13. Subsequent Events, page F-36

4. We note in your subsequent event disclosure that you include events within the financial statement periods included in the registration statement. Tell us how you considered including the events through January 31, 2007 in your current footnote disclosures which includes the six-month period from August 1, 2006 through January 31, 2007.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Daniel Lee at (202) 551- 3477. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   David J. Segre, Esq.
       Wilson Sonsini Goodrich & Rosati
       by facsimile at 650-493-6811